

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
Level B1, Building 3, No.1-10
Lane 1500, Kongjiang Rd.
Yangpu, Shanghai 200093
People's Republic of China

      Re: AgiiPlus Inc.
         Amendment No. 7 to Registration Statement on Form F-1
         Filed March 22, 2024
         File No. 333-267461

Dear Jing Hu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

Amendment No. 7 to Registration Statement on Form F-1

Exhibits

1.   We acknowledge your response to prior comment 14. Please clarify the meaning of your statement that the Resale Shares "will only be issued to the Selling Shareholders upon the effectiveness of the Registration Statement when we adopt our second amended and restated memorandum and articles of association." In this regard, we note that your prospectus disclosure on pages 192-193 indicates that the Selling Shareholders were issued ordinary shares in 2021 and 2022, which shares appear to be the ordinary shares they are now registering under the Resale Prospectus. To the extent the ordinary shares currently held by the Selling Shareholders will be re-designated when you adopt your second amended and restated memorandum and articles of association, as described on

page 11, please revise your prospectus disclosure to so state or advise.

Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Guillaume de Sampigny